UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2024

XY Labs, Inc.

(Exact Name of Issuer as Specified in its Charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

740 13th Street #224 San Diego, California 92101

(Full mailing address of principal executive offices)

+1 866-200-5685

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Unless otherwise noted or the context indicates otherwise, as used in this Annual Report on Form 1-K, the terms “we,” “us,” “our”, “XY Labs” and the “Company” refer to XY Labs, Inc., a Delaware corporation, and its subsidiaries taken as a whole.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 1-K includes forward-looking statements, which reflect the Company’s current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Annual Report on Form 1-K and are subject to a number of risks, uncertainties and assumptions described under the sections in this Annual Report on Form 1-K entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Annual Report on Form 1-K. Forward-looking statements may be identified by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management and which speak only as of the date of this Annual Report on Form 1-K.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 1-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and readers are cautioned not to unduly rely upon these statements.

Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, and you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements in this Annual Report on Form 1-K may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

Moreover, we operate in an evolving environment. Projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of the Company for the twelve months ended December 31, 2024. You should read this discussion together with the financial statements, related notes and other financial information included in this Annual Report on Form 1-K. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including those discussed elsewhere in this Annual Report on Form 1-K and in the Company’s other filings with the Securities and Exchange Commission (the “SEC”), and are based upon judgments concerning various factors that are beyond the Company’s control. These risks could cause the Company’s actual results to differ materially from any future performance suggested below. This discussion includes Non-GAAP financial measures. For information about these measures, see the disclosure under the caption “Non-GAAP Financial Measures".

General Overview

XY Labs is a corporation organized under the laws of the State of Delaware. The Company was originally organized as a Delaware limited liability company in June 2012 under the name Ength Degree LLC. On May 27, 2016, the Company converted to a Delaware corporation and changed its name to XY – the Findables Company. On November 9, 2018, the Company changed its name to XY – The Persistent Company. On May 4, 2021, the Company changed its name to XY Labs.

The Company was originally formed for building geolocation hardware and software along with online platforms to manage and integrate data from its technology. Today, the Company develops, designs, and sells consumer products and applications, enterprise software and data integration services solutions and blockchain and cryptographic technologies and services.

XYO Foundation is a California corporation and a wholly owned subsidiary of the Company. The primary objectives of XYO Foundation include: (i) providing software and technical documentation for public benefit, (ii) offering services and support to various like-minded software project communities consisting of individuals contributing to XYO projects, and (iii) governing the use and licensing of XYO open-source assets, such as trademarks, source code, and technical papers.

XYO Network

The XYO Network is designed to provide a secure, decentralized platform for recording and verifying data, including geospatial data. Its primary purpose is to ensure data from various sources—such as smart devices, sensors, and other hardware—is validated in a trustless manner through a network of decentralized location oracles.

Initially, the XYO Network was implemented on disparate cryptographic systems. This early implementation allowed the Company to establish a reliable foundation for decentralized geospatial and other data validation. Originally referred to as "XYO 2.0," these initial systems demonstrated the feasibility of the decentralized oracle concept and facilitated early-stage development and network testing.

In April 2025, the Company launched the beta of its proprietary Layer One blockchain, a purpose-built infrastructure designed to enhance the XYO Network's capabilities in secure, tamper-resistant data verification across various applications. This Layer One blockchain introduces the innovative "Proof of Perfect" consensus mechanism, enabling decentralized nodes to efficiently collect and validate data without processing the entire chain history, thereby improving scalability and reducing energy consumption. This can happen on demand or otherwise.

The development of Layer One marks a significant milestone in the Company's strategy to monetize its decentralized data verification infrastructure. By providing a robust platform for third-party developers and enterprise partners, the Company aims to facilitate the creation of decentralized applications and integrations that require transparent, verifiable data. Potential business use cases include fraud prevention, digital identity verification, supply chain transparency, insurance claims validation, AI training, data processing and other processes that demand high data integrity.

Revenue generation is targeted through token-based access to the network, usage-based fees via APIs and smart contracts, and enterprise-level integrations. The Company is also pursuing strategic B2B partnerships to embed its data verification capabilities into external platforms and enterprise workflows, with the aim of monetization through licensing agreements, infrastructure-as-a-service models, and custom smart contract deployments tied to transaction volume and verification logic.

In response to operational requirements and the need for enhanced performance, the Company has evolved its network into a proprietary native XYO Layer One blockchain solution. This new platform specifically:

•	Securely records geospatial and other data by employing advanced cryptographic protocols to maintain data integrity and protect against tampering.

•	Enhances scalability and performance by offering higher transaction throughput and reduced dependency on third-party networks.

•	Maintains decentralized validation by ensuring that location proofs continue to be verified through an interconnected network of devices without relying on a central authority.

This evolution from XYO 2.0 into the current Layer One blockchain solution represents a strategic advancement, focusing on broader scalability, security, and efficiency while maintaining the core principles of decentralization and trustless oracle-based validation.

COIN

The COIN mobile application is designed to encourage users to actively participate in the collection and verification of real-world data by offering digital rewards, thus ensuring a continuous stream of accurate and current data.

•	Data Collection and Verification: Users utilize mobile devices to verify real-world data, particularly through claiming digital location tiles within COIN. Additional data-centric tasks are included to promote lifestyle activities, such as physical and mental exercise, and location discovery (e.g., POI discovery and validation).

•	Incentive Mechanism: Users earn digital rewards (in-app coins) for participating in various verification tasks. Collected coins can be redeemed for physical products and crypto assets. Premium subscriptions are available, offering users increased coin collection rates per tile, reduced cooldown periods, and additional features.

•	Integration with eXtension Devices: COIN supports integration with Bluetooth Low Energy (BLE) and Near-Field Communication (NFC) versions of the XYO Sentinel, referred to as SentinelX devices. The XYO BridgeX is also supported as an eXtension device for home-based verification tasks.

•	Social Interaction and Gamification: COIN emphasizes social interactions and gamification to enhance user satisfaction, utility, and ongoing engagement.

•	Multiple Use Cases: COIN accommodates both routine tracking activities and specialized verification tasks, providing operational and analytical flexibility.

•	XYO Network Integration: The XYO Network functions as the data aggregation and validation layer underpinning COIN, ensuring fraud detection, data processing, and overall data validation to maintain data integrity across the platform.

XY Find It

Historically, the Company offered XY4+ Bluetooth beacons which, when paired with a downloadable application operated on iOS and Android, allowed users to track the location of their personal items such as keys, backpacks, and pets. Features also included alerts to notify users when such items had been inadvertently left behind. This line of business as referred to as XY Find It. The Company discontinued XY Find It at the beginning of 2024.

Competition

XY Labs competes within dynamic sectors, primarily consisting of blockchain protocols for geospatial data verification and consumer-oriented location-based services. Its competitive positioning and associated risks are described below:

A.	Blockchain Protocols for Geospatial and Real-World Data Competitive Landscape

XY Labs was among the pioneers in applying blockchain technology to geospatial and real-world data verification. Our competitors include established Geographic Information System (GIS) providers, which have traditionally relied on centralized architectures, as well as emerging blockchain-based oracle networks that offer decentralized data validation solutions.

Risks and Technological Differentiation: The risk from traditional GIS providers stems from their established market presence and client relationships, potentially hindering XY Labs' market penetration. Emerging blockchain competitors pose a risk through rapid innovation and market entry, potentially reducing our first-mover advantage. XY Labs addresses these risks by transitioning to the proprietary XYO Layer One blockchain, aiming to differentiate through:

•	Improved scalability and performance, overcoming the limitations of third-party blockchain dependencies.

•	Enhanced security and customized data validation capabilities, critical for maintaining trust in verified data.

•	Specialized architecture optimized for handling extensive and complex location verification tasks.

B.	Consumer-Facing Location-Based Services Competitive Landscape

The market for consumer-focused location services is crowded, with many companies providing basic tracking, navigation, and data collection features. These competitors often utilize centralized systems and may not prioritize robust data verification.

Risks and Differentiation through COIN: The primary risk in this sector arises from established consumer applications with significant user bases and brand recognition, potentially making market adoption challenging for newer entrants. XY Labs addresses these challenges with COIN, a mobile application uniquely combining precise data collection with user incentives. This strategy promotes active engagement and higher-quality data collection, thus strengthening user loyalty and data reliability.

C.	Integrated Ecosystem Approach Competitive Landscape

Most market participants typically focus on a single service—either secure blockchain-based data verification or consumer-oriented tracking and navigation services. Few competitors currently offer a fully integrated ecosystem combining decentralized data verification and consumer engagement.

Risks and Strategic Mitigation: The risk here is that competitors may evolve to create similar comprehensive ecosystems, potentially eroding the Company’s unique value proposition. To mitigate this, XY Labs has developed an integrated Decentralized Physical Infrastructure Network (DePIN), connecting blockchain-based validation to physical assets (e.g., IoT devices). This integration positions us distinctively to support diverse applications, from enterprise data management to consumer asset tracking, thereby reinforcing our market position against emerging competitors.

Sales and Marketing

Products, services and subscriptions for consumers are mainly sold through in-app purchases, which can be accessed through the Apple Store and Google Play Store, as well as through the Company’s website.

Risk Factors

Our business, financial condition, and operating results are subject to a variety of risks and uncertainties that may materially impact our operations, cash flows, and the market value of our Class A Common Stock. These risks stem from both internal and external factors, including current macroeconomic conditions, regulatory changes, market volatility, and cybersecurity challenges, among others.

Macroeconomic and Geopolitical Risks

•	Economic Uncertainty: Our operations are influenced by global economic conditions such as inflation, interest rate fluctuations, and changes in consumer spending. Ongoing inflationary pressures and economic slowdowns could affect capital availability, operating costs, and overall market demand for our technology. Increases in consumer prices and reduced disposable incomes could also limit the adoption of our products and services.

•	Geopolitical Instability: Our business may be adversely impacted by geopolitical events, including trade disputes, tariffs, regional conflicts, and tensions between major economies. These events can disrupt supply chains, increase operational costs, and reduce market confidence. Recent global events, including energy supply concerns and evolving political landscapes, underscore the uncertainty in international markets.

•	International Business and Consumer Sentiment: Our revenue is partly derived from international markets. A decline in international business and consumer sentiment could negatively influence demand, thereby affecting XY Labs' overall business performance and financial results.

Market and Crypto-Specific Risks

•	Crypto Market Volatility: As a technology company with significant blockchain operations, we are exposed to the inherent volatility of crypto markets. Sudden fluctuations in the value of digital assets, liquidity constraints, and shifts in investor sentiment can impact both our operations and the market price of our securities. Instability in crypto markets may also influence user adoption of our network and related services.

•	Technology Transition Risks: Our shift from an Ethereum-based implementation to a proprietary Layer One solution introduces risks associated with technology development and integration. Any delays, technical issues, or unforeseen challenges in deploying our native blockchain platform could adversely affect our operations and competitive position.

Regulatory and Legal Risks

•	Evolving Crypto Regulations: The regulatory environment for blockchain technology and digital assets is rapidly evolving. Changes in U.S. and international regulatory frameworks—ranging from new crypto-focused legislation to increased oversight by financial authorities—could impose additional compliance costs, restrict operations, or limit market access. The potential for stricter enforcement or interpretation of existing securities laws may also affect our ability to operate or raise capital.

•	SEC and Legal Proceedings: XYO and other digital assets have been subject to litigation and investigations by the SEC and others in the past. While XY Labs was not part of any enforcement action, future legal scrutiny in the crypto space may result in future investigations or regulatory challenges.

Operational and Cybersecurity Risks

•	Cybersecurity Threats: As a technology company, and particularly one operating in the blockchain space, we face risks from cybersecurity breaches, data loss, or unauthorized access. Successful cyberattacks could compromise our proprietary technology, disrupt operations, or result in the loss of sensitive data, all of which would have material adverse effects on our business.

•	Supply Chain and Labor Shortages: Global supply chain disruptions, whether due to geopolitical events, pandemics, or other factors, can impact the availability and cost of components necessary for our hardware and technology infrastructure. Additionally, labor shortages or disruptions in key talent areas could impede our ability to execute business strategies and technological advancements.

These risk factors, among others, may have a material adverse effect on our business, financial condition, and operating results. While we continuously monitor and attempt to mitigate these risks through strategic planning and robust operational controls, any significant adverse developments could negatively impact our future performance and the trading price of our Class A Common Stock.

Listing of the Company’s Class A Common Stock

The Company’s Class A Common Stock is listed for trading on tZero’s ATS platform under the symbol “XYLB”.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon the Company’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements requires that the Company make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience, performance metrics and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions.

Please refer to Note 2 – Summary of Significant Accounting Policies of the Notes to the Consolidated Financial Statements for details.

Results of Operations for the twelve months ended December 31, 2024 and 2023

Net Sales:

Net Sales were $8,849,250 and $10,864,085 in the twelve months ended December 31, 2024 and 2023, respectively. Net Sales decreased by $2,014,835, or 18.5%, in the twelve months ended December 31, 2024, compared to the twelve months ended December 31, 2023. The change in Net Sales was mainly due to the Company’s decision to reduce online advertising for customer acquisition.

Cost of Sales:

Cost of Sales were $442,172 and $1,293,979 in the twelve months ended December 31, 2024 and 2023, respectively. Cost of Sales decreased by $851,807, or 65.8%, in the twelve months ended December 31, 2024, compared to the twelve months ended December 31, 2023. In 2023, Cost of Sales was impacted by a one-off inventory write-down expense of $671,256. The remaining change was due to lower physical product sales and related lower shipping fees, as well a decrease in product redeems which customers requested for in-app coins collected.

Research and Development:

Expenses for Research and development were $2,363,662 and $2,567,487 in the twelve months ended December 31, 2024 and 2023, respectively. Research and development expenses decreased by $203,826, or 7.9%, in the twelve months ended December 31, 2024 compared to the twelve months ended December 31, 2023. Research and development expenses consisted of payroll expenses as well as stock option expenses for employees involved in research and development activities. The year over year decrease is a result of a reduced compensation basis based on reduction in staff and compensation.

Selling and Marketing:

Expenses for Selling and marketing were $1,836,596 and $5,218,196 in the twelve months ended December 31, 2024 and 2023, respectively. Selling and marketing expenses decreased by $3,381,600, or 64.8%, in the twelve months ended December 31, 2024, compared to the twelve months ended December 31, 2023. The Company significantly reduced its online advertising spending beginning in the second half of 2023 and kept the lower spending through the full year 2024, which was the main contributor to the year-over-year decrease in this cost category.

General and Administration:

Expenses for General and administration were $4,582,673 and $5,485,427 in the twelve months ended December 31, 2024 and 2023, respectively. General and administration expenses decreased by $902,754, or 16.5%, in the twelve months ended December 31, 2024, compared to the twelve months ended December 31, 2023. The decrease was driven by lower payroll expenses, due to lower headcount and reduced average compensation, expenses for applications and payment processing, as well as contract labor and legal expenses.

Realized Gain:

Realized gain was $615,601 and $1,585,839 in the twelve months ended December 31, 2024 and 2023, respectively. The decreased of $970,238 was mainly driven by a crypto asset sale that the Company made in 2023 but did not repeat in 2024.

Impairment Expense:

The Company recognized impairment expenses of $489,230 and $57,889 for the twelve months ended December 31, 2024 and 2023, respectively. These impairments related entirely to the Company's crypto assets and were recorded when the market value of these assets declined below their respective carrying values, in accordance with the Company's crypto asset accounting policies.

Other Expenses, net:

Other expenses, net were $35,140 and $33,021 in the twelve months ended December 31, 2024 and 2023, respectively. The increased spending was mostly due to lower crypto-related transactions fees, which were the main driver of other expenses in both years.

Non-GAAP Financial Measures

To supplement the Company’s financial information, which is prepared and presented in accordance with GAAP, the Company uses the following non-GAAP financial measures: EBITDA and Adjusted EBITDA. EBITDA stands for earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is EBITDA as further adjusted for provisional liability expenses as well as non-recurring and non-operational expenses.

The presentation of non-GAAP financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision-making and for comparable period-to-period comparison purposes. The Company’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance by excluding certain items that may not be indicative of the Company’s recurring core business operating results. The Company’s management uses its judgement to identify items it deems not indicative of the Company’s recurring core business results. The calculation of these non-GAAP financial measures may differ from the calculation of similarly titled non-GAAP measures reported by other companies. These non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP.

To reconcile from Net loss to EBITDA, the Company excludes all depreciation and impairment charges as the Company does not consider these charges as operationally driven expenses, which is why they are excluded in the financial performance assessment. In calculating Adjusted EBITDA, the Company further excludes all expenses related to provisional liabilities, non-recurring expenses and non-operational income and expenses. While the Company acknowledges that expenses related to provisional liabilities, non-recurring expenses and non-operational income and expenses were incurred, the Company does not consider such items to be reflective of the Company’s operational performance on a period over period basis. Provisional liability expenses were incurred to set up provisional liabilities under GAAP. Non-recurring and non-operational expenses and income relate to expenses and income that the Company did not expect to occur again or that the Company did not consider part of the business operations. The Company uses its judgement to identify relevant transactions. Management excludes these items when reconciling Adjusted EBITDA for improved comparison of operational performance year over year.

The following table provides a reconciliation from Net loss to Adjusted EBITDA:

	For the twelve months ended
	December 31, 2024	December 31, 2023
Net income/(loss)	$(315,353)	$(2,288,444)
Added:
Interest expense, net	18,670	10,917
Dividend income	(32,778)	(34,691)
Tax expense, net	11,722	71,451
Impairment expense	489,230	57,889
Depreciation and amortization expense	89,777	124,608
EBITDA	$261,268	$(2,058,271)
Added:
Stock option related expenses	1,319,532	1,315,646
Inventory reserve	–	665,454
Increase of provisional liabilities	56,857	–
Other non-recurring expenses	5,467	60,113
Deducted:
Release of provisional liabilities	(361,425)	(426,437)
Crypto related other income	(123,195)	(1,375,684)
Adjusted EBITDA	$1,158,505	$(1,819,179)

The Company reported a positive Adjusted EBITDA of $1,158,505 and a negative Adjusted EBITDA of $1,819,179 for the twelve months ended December 31, 2024 and 2023, respectively. The increase of $2,977,684 year over year was attributable to improved operating results. Please refer to the section titled “Results of Operations for the twelve months ended December 31, 2024 and 2023” for more details.

Liquidity and Capital Resources

The Company’s working capital deficiency was as follows:

	As of
	December 31,	December 31,
	2024	2023
Current assets	$2,114,545	$2,695,466
Current liabilities	$(4,625,179)	$(5,123,685)
Net working capital / (deficiency)	$(2,510,635)	$(2,428,219)

Net Working Capital deficiency increased by $82,417, or 3.4%, from December 31, 2023, to December 31, 2024. The primary changes in current assets were the decrease in accounts receivable by $345,811 and payment processor receivables by $131,639. The decrease reflected overall lower sales in 2024 compared to 2023. The primary factor driving the decrease in current liabilities was other current liabilities decreasing by $361,421, mainly due to a decrease in the Company’s COIN provisional liability. Other main contributors were the decrease of deferred revenue by $68,713 as well as the decrease of the Company’s accounts payable and accrued expenses by $69,438.

Please refer to the Notes to the Consolidated Financial Statements for more details.

Cash Flow from operating activities:

Net cash provided by operating activities was $1,479,829 and net cash used in operating activities was $2,555,482 in the twelve months ended December 31, 2024 and 2023, respectively. Net cash provided by operating activities increased by $4,035,310 in the twelve months ended December 31, 2024, compared to 2023. The change was driven by improved operating results, mainly due to reduced online advertising expenditure as well as a decrease in receivables and inventories and a decrease in accounts payables.

Cash Flow from investing activities:

Net cash used in investing activities was $1,518,142 in the twelve months ended December 31, 2024, as compared to net cash provided of $1,245,783 by investing activities in the twelve months ended December 31, 2023. Net cash from investing activities decreased by $2,763,925 in the twelve months ended December 31, 2024, compared to the same period in 2023. The change was primarily driven by crypto asset related purchases and sales. XY Labs purchased $1,523,734 worth of crypto assets in 2024, while in 2023 the Company sold $1,332,873 worth of crypto assets. In 2023 the Company also received the repayment of a note receivable of $100,000 in 2023, with no equivalent transaction in 2024.

Cash Flow from financing activities:

Net cash used in financing activities was $12,986 in the twelve months ended December 31, 2024, as compared to net cash of $10,657 used in financing activities in the twelve months ended December 31, 2023. Net cash used in financing activities increased by $2,329 in the twelve months ended December 31, 2024, compared to the twelve months ended December 31, 2023. The change resulted from higher principal payment of the Emergency Grant received by the Company from the Small Business Administration, as authorized under the Coronavirus Aid, Relief, and Economic Security Act. Please refer to Note 12 – Note Payable of the Notes to the Consolidated Financial Statements for details.

Liquidity and Capital Resources:

As of December 31, 2024, the Company had cash and cash equivalents totaling $874,557, alongside total net receivables of $991,382. Together, these balances provide the Company with financing to support its current operations. Additionally, the Company made significant improvements in its cash utilization from the $2,555,481 in cash used in operations in 2023 to cash provided by operations of $1,479,829 in 2024. This improvement was driven by better operational performance, primarily through cost management and reduced online advertising expenditure.

Despite these positive developments, the Company has a history of net losses and may continue to incur operating losses over the next twelve months or longer. Given this, the Company continues to actively monitor its financial position. Receivables, which form a key part of the Company’s working capital, play an important role in maintaining liquidity, but any delays or fluctuations could adversely affect cash flow.

Market conditions and broader macroeconomic events, including crypto market volatility and changes in interest rates, could also impact the Company’s operations and its ability to raise additional funds. If necessary, the Company may seek future funding through equity or debt financing, although no such efforts are currently underway. If the Company is unable to raise additional capital when required, this could negatively impact its financial condition and ability to pursue its business strategies and continue operations.

Due to the Company’s financial performance and liquidity challenges, there is substantial doubt about its ability to continue as a going concern for the next twelve months. Management is committed to taking appropriate actions, including exploring financing solutions if needed, to address any liquidity shortfalls and ensure the sustainability of the business.

Properties

Our headquarters offices are located at 740 13th Street #224, San Diego, California 92101, for which the Company entered a lease agreement that commenced on July 1, 2024. The lease agreement ends on June 30, 2027. The monthly lease payment for this office location is $3,638 for the first twelve months following the lease commencement and will increase to $3,765 beginning July 1, 2025.

Trend Information

Crypto Market Environment

As a company offering crypto-powered applications, the Company’s performance is tied to the overall health of the crypto market. Heightened interest in the crypto market generally translates to a larger pool of interested users for the Company’s products and services. Following recent developments in the U.S. regulatory landscape, the Company has increased confidence in continued growth in crypto related businesses in the near future.

Sales

During the twelve months ended December 31, 2024, the consumer facing application COIN continued to be the Company’s main revenue driver. Subscription sales were $3,524,019 or 42.4% of total net sales in the year ended December 31, 2024, while Engagement partner sales were $3,598,435 or 43.2% of total net sales in the twelve months ended December 31, 2024. Non-fungible tokens and other products were $1,726,796 or 14.4% of net sales in the twelve months ended December 31, 2024. The Company intends to further increase its operational efforts to grow the XYO and COIN business and user base, and to further build up the interoperability between the XYO Network and COIN. The application enables users to easily collect crypto assets and other products through the ability to redeem in-app coins. The Company expects that blockchain technology and related crypto assets will increase in relevance in the future, leading to a larger customer base and further engagement. The XYO Network Layer One development is a further commitment to the continuous evolution of the XYO Network and its application.

XY Find It

The Company fully reserved its XY Find It devices and wrote off all related inventories in the twelve months ended December 31, 2023. XY4+ net sales decreased to $556 from $16,158, or by 96.6%, in the twelve months ended December 31, 2024, compared to the twelve months ended December 31, 2023.

Item 3. Directors and Officers

Our directors and executive officers as of April 30, 2025 were as follows:

Name	Position	Age	Term of Office
Executive Officers:
Arie Trouw		55
	Chief Executive Officer		June 2012 - Present
	Chief Financial Officer		April 2016 - Present
	Chief Operating Officer		April 2016 - Present
	Chief Technology Officer		October 2016 - Present

Directors:
Arie Trouw	Chairman and Director	55	May 2016 - Present
Jordan Trouw	Director	27	March 2020 - Present
Gilbert Trill	Director	55	September 2020 - Present

To the Company’s knowledge, there are no arrangements or understandings between any director or executive officer named above and any other person pursuant to which such individual was or is to be selected as a director or officer of the Company, other than the standard governance procedures of the Company’s Board of Directors and the agreements noted herein. Directors, including Arie Trouw, Gilbert Trill, and Jordan Trouw, receive stock options as compensation for their service on the Company’s Board of Directors.

Executive Officers

Arie Trouw has served as Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer and Chairman of the Company’s board of directors since it converted to a Delaware corporation in May 2016 from Ength Degree LLC, a Delaware limited liability company. Prior to such conversion, Mr. Trouw served as the Chief Executive Officer and Manager of Ength Degree LLC since September 2012. Prior to starting the Company, from June 2008 to April 2012, Mr. Trouw served as the Chairman and Chief Executive Officer of Pike Holdings Inc., a software and advertising company. From 2012 to 2015, Mr. Trouw has served as Chairman of Pike Holdings Inc. From 2007 to 2008, Mr. Trouw served as Chief Technology Officer of Tight Line Technologies LLC, a gaming data analytics and automation company. Mr. Trouw received his Bachelor of Science in Computer Science from the New York Institute of Technology.

Board of Directors

The Company’s board of directors currently consists of three directors.

Arie Trouw has served as Chairman of the board of directors since May 2016. For more information about Mr. Trouw, please see the section above entitled, “—Executive Officers.”

Jordan Trouw has served as a Director since January 2020. Ms. Trouw has been working with XY professionally since 2015. Currently Ms. Trouw serves as Head of Customer Experience. With her customer insights Ms. Trouw is actively engaged in developing the XY Labs product portfolio along the technical team. Throughout her time with the Company, she has worked with Customer Support, Fulfillment, Social Media & Advertising, Product Strategy & Management, and Web Development Teams. She has developed numerous systems and automations across all Company segments and deeply understands the customers XY Labs has served over the years of the Company’s existence. Previously, Ms. Trouw worked as a Marketing Manager with the Company. Ms. Trouw received her Bachelor of Arts from the University of Chicago in 2018.

Gilbert S. Trill has served as a Director since September 2020. Mr. Trill has been overseeing the Cyber Security efforts within Hitachi Energy as its Governance Lead since 2022. From 1994 to 2022, Mr. Trill held various positions within the U.S. Department of Homeland Security, focusing on Homeland Security Investigations. Overall Mr. Trill has over 26 years of federal law enforcement experience, starting his federal career in 1994 in New York City and serving in positions of progressively higher responsibility in Sacramento, California; Columbus, Ohio; Washington, DC; Kansas City, Missouri; and New Orleans, Louisiana. Mr. Trill graduated from the University of Rochester, where he received his Bachelor of Arts degree in Psychology, with a Management Certificate from the Simon School of Business in Accounting / Finance. Mr. Trill also received a Master of Business Administration, with a concentration in Accounting / Technology, from Otterbein University. Mr. Trill is also an FAA licensed private pilot.

Family Relationships

Jordan Trouw is Arie Trouw’s daughter. No other family relationships exist between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee within the Company.

Involvement in Certain Legal Proceedings

As of April 30, 2025, XY Labs was not involved in any legal proceedings.

Committees of the Board of Directors

The board of directors has not established any committees, including without limitation an audit committee, compensation committee or a nominating and governance committee.

Significant Employees

None

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the compensation for the fiscal year ended December 31, 2024, of each of the Company’s three highest paid persons who were executive officers or directors during such fiscal year. No other persons who were executive officers or directors of the Company received annual compensation during the fiscal year ended December 31, 2024.

Name	Position	Cash Compensation	Other Compensation (1)	Total Compensation
Arie Trouw (2)	Chief Executive Officer	$360,495	$287,429	$647,924
	Chief Financial Officer
	Chief Operating Officer
	Chief Technology Officer
	Director

Jordan Trouw (3)	Marketing Manager	$175,000	$78,474	$253,474
	Director

Gilbert Trill (4)	Director	$–	$9,050	$9,050
		$535,495	$374,952	$910,447

(1)	Other Compensation relates to stock option grants under the 2016 Equity Incentive Plan, as amended.
(2)	Mr. Trouw’s cash compensation was received as compensation for his roles as Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Technology Officer. Mr. Trouw received no compensation for his role as a Director.
(3)	Ms. Trouw’s cash compensation was received as compensation for her role as Marketing Manager. Ms. Trouw received no cash compensation for her role as a Director.
(4)	Mr. Trill’s other compensation was received as compensation for his role as a Director.

The Company compensates directors for attendance at board meetings and reimburses its directors for reasonable expenses incurred during their service. The annual aggregate compensation of directors as a group, which group includes three (3) directors, was $910,447 and $1,049,715 for the years ended December 31, 2024 and 2023, respectively. The decrease of $139,268 was primarily driven by stock option related vesting expenses. There was no additional compensation paid to Arie Trouw and Jordan Trouw in connection with their duties as directors.

The Company may increase salaries and provide other employment benefits to its executive officers in the future in amounts to be determined by its board of directors and provided that the Company has sufficient funds. The Company expects that any future executive officers will receive compensation in the form of salary, bonus and employee benefits.

Employment Agreements

The Company has not entered into any employment agreements with its executive officers or other employees to date. The Company may enter into employment agreements with executive officers and other employees in the future.

Equity Incentive Plan

On June 2, 2016, the board of directors and stockholders of the Company approved the 2016 Equity Incentive Plan (the “2016 Equity Incentive Plan”) pursuant to which stock options and other equity awards may be authorized and granted to executive officers, directors, employees, and key consultants. The Company reserved approximately 5% of its issued and outstanding common stock as of June 2, 2016, for future issuance under the 2016 Equity Incentive Plan.

On March 15, 2018, the board of directors and stockholders of the Company approved an amendment to the 2016 Equity Incentive Plan, increasing the number of shares of Class A Common Stock reserved for issuance under the 2016 Equity Incentive Plan, as amended, to 25,000,000 shares.

On January 13, 2023, the board of directors and stockholders of the Company approved an additional amendment to the 2016 Equity Incentive Plan, as amended, increasing the number of shares of Class A Common Stock reserved for issuance under the 2016 Equity Incentive Plan, as amended, to 45,000,000 shares.

Stock options granted under the 2016 Equity Incentive Plan, as amended, are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the awards granted under the Plan, as amended, vest one year after the vesting commencement date with the remainder vesting in 36 substantially equal monthly increments thereafter. Stock options generally have a term of 10 years. The Company may issue stock options or other equity awards under the 2016 Equity Incentive Plan, as amended, to attract and retain employees, advisors, and board members.

Proxy Token Plan

On July 31, 2018, the board of directors of the Company approved the 2018 Proxy Token Plan (the “Token Plan”), pursuant to which Proxy Token awards may be authorized and granted to its executive officers, directors, employees, and key consultants. The value of the Proxy Tokens is tied to the value of XYO Tokens, and Proxy Token awards vest pursuant to a vesting schedule as determined by the board of directors.

Payments made in respect of vested Proxy Tokens will be made, as determined by the board of directors, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens. As of December 31, 2024, the Company has recorded a provisional liability of $0 for the outstanding Proxy Token awards.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of the Company’s common stock, the Company’s only outstanding capital stock, as of April 30, 2025, by (i) each person known to the Company to beneficially own more than 10% of the outstanding shares of its common stock, and (ii) all of the current directors and executive officers. The Company believes that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended.

	Class A Common Stock		Class B Common Stock
Name and address of beneficial owner (1)	Number of shares beneficially owned	Percentage beneficially owned (2)	Number of shares beneficially owned	Percentage beneficially owned (3)	Total percentage beneficially owned (4)
Arie Trouw	6,442,500	19.0%	27,327,267	85.8%	51.4%
Jordan Trouw	921,875	2.7%	–	–	1.4%
Gilbert Trill	375,000	1.1%	–	–	0.6%
All directors and officers as a group (3 persons)	7,739,375	22.8%	27,327,267	85.8%	53.4%

10% and above Holders:
Markus Levin	6,187,500	18.3%	–	–	9.4%

(1)	The address of those listed is c/o Chief Executive Officer, 740 13th Street #224, San Diego, California 92101.
(2)	Based on 33,873,705 shares of Class A Common Stock outstanding as of April 30, 2025 assuming the exercise in full of all outstanding options to purchase shares of the Company’s Class A Common Stock.
(3)	Based on 31,839,816 shares of Class B Common Stock outstanding as of April 30, 2025.
(4)	Based on the number of shares of Class A Common Stock outstanding, assuming the conversion of all outstanding shares of Class B Common Stock to Class A Common Stock on a 1-for-1 basis (as of April 30, 2025).

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

Item 6. OTHER INFORMATION

None.

Item 7. CONSOLIDATED FINANCIAL STATEMENTS

PKF San Diego, LLP 2020 Camino del Rio North, Ste 1000 San Diego, CA, 92108 (619) 238-1040 www.pkfsandiego.com

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of XY Labs, Inc.

Opinion

We have audited the accompanying consolidated financial statements of XY Labs, Inc. (a Delaware corporation), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of XY Labs, Inc. as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of XY Labs, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about XY Labs, Inc.’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

PKF San Diego, LLP is a member of PKF Global, the network of member firms of PKF International Limited, and Allinial Global, each of which is a separate and independent legal entity and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm(s).

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of XY Labs, Inc.’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about XY Labs, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ PKF San Diego, LLP

San Diego, California	PKF San Diego, LLP

April 30, 2025

XY Labs, Inc.

CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$874,557	$925,855
Receivables from payment processors	357,883	489,522
Accounts receivable, net of allowance for credit losses of $78,405 and $38,235	633,499	979,310
Inventory, net	248,606	300,779
Total current assets	2,114,545	2,695,466
Crypto assets	1,176,571	377,255
Crypto pools	197,020	115,379
Crypto loans granted	291,089	31,888
Property and equipment, net	32,221	68,296
Right of use asset, net	113,005	40,570
Prepaid expenses and other assets	97,435	129,209
Total assets	$4,021,886	$3,458,065
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$350,327	$419,765
Stock payable	1,391,760	1,392,760
Operating lease liability, current portion	44,420	42,354
Deferred revenue	99,270	167,983
Other current liabilities	2,739,402	3,100,822
Total current liabilities	4,625,179	5,123,685
Operating lease liability, net of current portion	69,449	–
Notes payable	475,321	487,624
Total liabilities	5,169,949	5,611,309
Commitments and contingencies (Refer to Notes 2 and 13)
Stockholders' deficit:
Undesignated preferred stock; $0.0001 par value; 30,000,000 shares authorized, none issued or outstanding at December 31, 2024 and December 31, 2023.	-	-
Class B Common Stock; $0.0001 par value; 40,000,000 shares authorized at December 31, 2024 and 40,000,000 shares authorized at December 31, 2023; 31,839,816 shares issued and outstanding at December 31, 2024 and 32,282,712 shares issued and outstanding at December 31, 2023.	3,183	3,229
Class A Common Stock; $0.0001 par value; 90,000,000 shares authorized at December 31, 2024 and 90,000,000 shares authorized at December 31, 2023; 12,449,867 shares issued and outstanding at December 31, 2024 and 12,006,846 shares issued and outstanding at December 31, 2023.	1,245	1,199
Additional paid-in capital	25,341,554	24,021,019
Accumulated deficit	(26,494,045)	(26,178,692)
Total stockholders’ deficit	(1,148,063)	(2,153,245)
Total liabilities and stockholders' deficit	$4,021,886	$3,458,065

See accompanying notes to consolidated financial statements.

XY Labs, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the twelve months ended
	December 31, 2024	December 31, 2023
Sales	$8,849,250	$10,864,085
Cost of sales	(442,172)	(1,293,979)
Gross profit	8,407,078	9,570,107
Operating expenses:
Research and development	2,363,662	2,567,487
Selling and marketing	1,836,596	5,218,196
General and administrative	4,582,673	5,485,427
Total operating expenses	8,782,931	13,271,111
Loss from operations	(375,853)	(3,701,004)
Other income (expense)
Impairment expense	(489,230)	(57,889)
Realized gain	615,601	1,585,839
Interest expense, net	(19,009)	(10,917)
Other expense, net	(35,140)	(33,021)
Total other income (expense)	72,222	1,484,012
Loss before tax (expense)	(303,631)	(2,216,993)
Tax expense	(11,722)	(71,451)
Net loss	$(315,353)	$(2,288,444)

See accompanying notes to consolidated financial statements.

XY Labs, Inc.

CONSOLIDATED BALANCE SHEETS

	Class B Common Stock		Class A Common Stock		Additional paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2022	32,282,712	$3,229	11,997,463	$1,199	$22,700,773	$(23,890,248)	$(1,185,047)
Stock-based compensation	–	–	–	–	1,315,646	–	1,315,646
Conversion of stock payable to equity	–	–	9,383	–	4,600	–	4,600
Net loss	–	–	–	–	–	(2,288,444)	(2,288,444)
Balance at December 31, 2023	32,282,712	$3,229	12,006,846	$1,199	$24,021,019	$(26,178,692)	$(2,153,245)
Stock-based compensation	–	–	–	–	1,319,535	–	1,319,535
Conversion of stock payable to equity	–	–	125	–	1,000	–	1,000
Conversion of Class B Common Stock to Class A Common Stock	(442,896)	(46)	442,896	46	–	–	–
Net loss	–	–	–	–	–	(315,353)	(315,353)
Balance at December 31, 2024	31,839,816	$3,183	12,449,867	$1,245	$25,341,554	$(26,494,045)	$(1,148,063)

See accompanying notes to consolidated financial statements.

XY Labs, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the twelve months ended
	December 31, 2024	December 31, 2023
Operating activities:
Net loss	$(315,353)	$(2,288,444)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	89,777	124,608
Loss from the sale of assets	5,468	–
Impairments of crypto assets	489,230	57,889
Inventory reserve	–	665,454
Stock based compensation expense	1,319,535	1,315,646
Tokens issued to satisfy warrant exercise	32,031	–
Allowances for credit losses	40,170	38,235
Accrued interest on notes payable	683	–
Realized gain on crypto assets	(501,761)	(1,507,114)
Non-cash crypto expenses	362,484	352,713
Changes in assets and liabilities:
Receivables from payment processors	131,639	117,015
Accounts receivable	305,641	(183,025)
Inventory	52,173	(60,618)
Prepaid expenses and other assets	31,773	(67,154)
Accounts payable and accrued expenses	(69,439)	(531,114)
Deferred revenue	(68,713)	(112,813)
Operating lease liability	(64,090)	(63,537)
Other current liabilities	(361,420)	(413,223)
Net cash provided by (used in) operating activities	1,479,828	(2,555,482)
Investing activities:
Payment of note receivable	–	100,000
Investment into property and equipment	–	(2,240)
Investments in crypto assets	(1,523,734)	(184,850)
Proceeds from the sale of crypto assets	1,592	1,332,873
Proceeds from the sale of property and equipment	4,000	–
Net cash (used in) provided by investing activities	(1,518,142)	1,245,783
Financing activities:
Payments on note payable	(12,986)	(10,657)
Net cash used in financing activities	$(12,986)	$(10,657)
Net decrease in cash and cash equivalents	(51,300)	(1,320,356)
Cash and cash equivalents, beginning of year	925,857	2,246,211
Cash and cash equivalents, end of year	$874,557	$925,855

See accompanying notes to consolidated financial statements.

XY Labs, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the twelve months ended
	December 31, 2024	December 31, 2023
Supplemental disclosures of cash flow information:
Interest paid	$17,988	$18,588
Taxes paid	$15,449	$22,796
Taxes refunded	$–	$1,141
Supplemental disclosures of non-cash investing and financing activities
Conversion of stock payable to equity	$1,000	$4,600
Increase in lease liability and right of use asset	$135,605	$–
Issuance of crypto loans	$259,201	$31,888
Transfer between crypto assets and crypto pools	$420,120	$134,094

See accompanying notes to consolidated financial statements.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business

XY Labs, Inc. (the “Company”) is a corporation organized under the laws of the State of Delaware. The Company was originally formed as a limited liability company in June 2012. In May 2016, the Company changed its name from Ength Degree, LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statutes of the Delaware General Corporation Law. On November 9, 2018, the Company changed its name to XY – The Persistent Company. The Company changed its name to XY Labs, Inc. on May 4, 2021.

The XYO Foundation is a wholly owned subsidiary of the Company and a California corporation. The primary objectives of XYO Foundation include (i) providing software and technical documentation for the XYO Network, (ii) offering services and support to like-minded software project communities contributing to XYO projects, and (iii) governing the use and licensing of XYO open-source assets. The XYO Foundation had no operational activities, assets or liabilities in the twelve months ended December 31, 2024 and 2023.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the XYO Foundation. All material intercompany accounts and transactions have been eliminated during the consolidation process.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, value of crypto assets, stock options issued, fair value of services received, the Company’s liability for activity in the COIN app, evaluation of intangible assets for impairment and valuation of deferred tax assets. Actual results may differ from these estimates and these differences may be material.

Crypto assets

Crypto assets, including Ethereum, Bitcoin and XYO Tokens, are recorded as assets on the Company’s balance sheet. Crypto assets purchased are recorded at cost and crypto assets earned through the sale of Ethereum-based ERC20-compatible Tokens to be used via the XYO Network (the “XYO Tokens”) or other products are accounted for in connection with the Company’s sales recognition policy, as disclosed below. As the Company’s native XYO Token is a self-created intangible asset with a cost basis of $0, XYO Tokens are not recorded on the balance sheet, unless the Company has purchased them in an open market transaction. Purchased XYO Tokens are recorded at cost and impaired for any decline in value.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Crypto assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto asset at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is unlikely that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. The Company’s total cash balance was $874,557 as of December 31, 2024, of which $366,501 was uninsured. The Company has not experienced any losses in such accounts, nor does the Company believe it is exposed to any significant credit risk with respect to its cash and cash equivalents.

In addition to cash holdings, the Company holds significant receivables from payment processors. These balances represent amounts collected by third-party processors on behalf of the Company but not yet remitted. While this introduces an additional concentration of credit risk—particularly if any processor were to default or delay payment—the Company monitors these relationships closely. As of the reporting date, the payment processors used have demonstrated timely remittance patterns and no signs of business weakness or financial instability. Nevertheless, the Company recognizes that any disruption in this area could pose a financial risk.

Concentrations of Customers, Vendors and Suppliers

The Company had no vendor concentration during the twelve months ended December 31, 2024. The Company did not purchase any hardware related to its COIN product business, and only purchased packaging materials in immaterial amounts. In addition the Company purchased COIN redeem items, however those were purchased through various ecommerce platforms, again with no vendor concentration that could impact the business. Comparatively, two vendors accounted for approximately 92% of the Company’s purchases in the twelve months ended December 31, 2023, relating to NFC cards.

In the twelve months ended December 31, 2024 and 2023, the Company used third-party payment service providers, most notably Apple and Google, through which COIN subscription and product payments were processed. Any loss of these providers would have an adverse impact on the Company. For the twelve months ended December 31, 2024 and 2023, the Company had no customer concentration. Most of the Company’s sales are made to end customers with immediate payment for purchased goods and services.

Cash and Cash Equivalents

The Company classifies all highly liquid investments with an original maturity date of 90 days or less at the date of purchase as cash and cash equivalents.

Receivables from Payment Processors

Receivables from online payment processors are comprised of cash due from third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Company. Receivables from payment processors were $357,883, $489,522 and $606,537 as of December 31, 2024, December 31, 2023 and December 31, 2022, respectively. Receivable balances are written off when they are deemed uncollectible.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable

The Company's accounts receivables mainly comprised of Google Play Store and Apple App Store receivables as well as partnership and advertiser receivables. The receivables represented payments due for sales through the App stores after the deduction of processing fees, as well as for user engagements through the COIN App. As of December 31, 2024, December 31, 2023 and December 31, 2022, total receivables were $633,499, $979,310 and $834,520, respectively. Receivable balances are written off if deemed uncollectible.

Receivable Allowances and Credit Losses

The allowance for credit losses is established based on management’s judgment regarding the potential write-down of payment processor receivables and accounts receivable. In determining the appropriate allowance, management considers historical write-down patterns, the overall level of receivables, and current sales trends. The Company monitors the creditworthiness of all counterparties and recognizes an allowance for credit losses in any period when a loss is deemed probable. The Company recorded an allowance for credit losses of $78,405 as of December 31, 2024 and $38,235 as of December 31, 2023, respectively. The Company has also granted crypto asset loans to third parties in 2023 and 2024. While these loans are also subject to third party credit risk, the Company has not experienced any losses in the past and also assessed the third parties as solvent. Hence no allowances were set up in 2024 and 2023, respectively.

Inventory

Inventory is stated at the lower of cost, determined on a weighted average basis, and net realizable value, and consists of purchased finished goods. Reserves are provided for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management's forecast of customer demand. Inventory was $248,606 and $300,779 as of December 31, 2024 and 2023, respectively. The Company had not set up an inventory reserve as of December 31, 2024. An inventory reserve of $665,454 was set up in 2023 in relation to XY4+ devices, which the Company discontinued to sell and disposed of in early 2024. The reserve reflected a 100% write down on the cost basis of the XY4+ devices as well as related key chains the Company had on hand as of December 31, 2023.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful life of the asset (three to five years) using the straight-line method.

Accrued COIN Liability

COIN users can collect in-app coins, which are redeemable for either crypto assets or physical products. The Company sets an internal price for each in-app coin, which is used to determine the USD value for which customers can redeem such coin. Users must reach a threshold of 10,000 in-app coins before being eligible to redeem their collected coins. In-app coins expire if the user account was inactive for six months. The Company records a liability for accrued coins within customer accounts. The accrued COIN liability was $2,714,207 and $3,060,330 as of December 31, 2024 and December 31, 2023, respectively.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Sales Recognition

Sales are recognized in accordance with Accounting Standards Codification 606 – Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, sales are recognized when the promised goods and services are provided or shipped to customers. The amount of sales recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods or services. To achieve this core principle, the Company applies the following five steps: (1) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to performance obligations in the contract; and (5) recognizing sales when or as the Company satisfies a performance obligation.

During the twelve months ended December 31, 2024, the Company realized net sales of $8,849,250. During this period, COIN subscription sales accounted for 42.4%, in-app engagement sales for 43.2%, while non-fungible tokens and other products accounted for 14.4% of net sales. COIN App related provisions, which were recorded for anticipated user redemptions in exchange for in-app coins, decreased by $345,280. During the twelve months ended December 31, 2023, the Company generated net sales of $10,864,085. During this period, COIN subscription sales accounted for 54.6%, in-app engagement sales for 38.0%, while other products accounted for 6.7% of net sales. As of December 31, 2024, December 31, 2023 and December 31, 2022, the Company had recognized deferred revenue on its balance sheet of $99,270, $167,983 and $280,796, respectively.

Reporting Segments

The Company reports one segment. For the fiscal year ended December 31, 2024 and 2023, the Company's primary revenue driver was the COIN App. Associated revenues, including subscriptions, product sales, and engagement partnerships, are integrally linked to the COIN App and are not managed or assessed as separate business lines. Consequently, further disaggregation of financial information is neither applicable nor utilized in internal decision-making processes. The Company will continue to monitor its operations and assess the need for segment reporting in future periods, particularly in light of potential new revenue sources that may emerge in 2025.

Products

Sales of COIN products (NFCs) and merch products were recognized upon shipment, net of an allowance for estimated and actual returns. Subscriptions sales are mostly charged monthly, and in some cases also on an annual and semi-annual basis. Subscription sales are recorded to sales from deferred revenue on a straight-line basis over the subscription term. The Company allows customers to claim a refund for subscription charges under certain conditions. The allowance for sales returns is based on management’s judgement using historical experience and expectation of future conditions. As of December 31, 2024 and December 31, 2023, the Company provided for $25,195 and $40,492, respectively, as sales returns allowance.

Mobile Application

The Company operates a self-developed mobile application, COIN, that lets users collect in-app coins when they move and collect coins located in map tiles. Users can download the Company’s free-to-use or subscription-based application through digital storefronts such as the Google Play Store and Apple App Store. Sales from subscriptions are recognized over the subscription term as the service is provided, which is mostly monthly and to a lesser amount annually or semi-annually. The Company defers the recognition of sales for the portion of the service period that the customer has already paid for, but that has not yet lapsed.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company records sales generated through COIN on a gross basis as the Company acts as the principal in the mobile game arrangements under which the Company controls the specified services before they are provided to the customer. In addition, the Company is primarily responsible for fulfilling the promise to provide the user experience, tracking the accumulation and payout of in-app coins, and maintaining services, and has discretion in setting the price for the services to the customer. These revenues are net of payment processor fees and platform/app store fees.

The Company also generates sales from advertising on COIN. For a limited number of advertising network arrangements, the transaction price is determined based on a volume-tiered pricing structure, whereby the price per advertising unit in each month is determined by the number of impressions delivered in that month. However, the uncertainty concerning the number of impressions delivered is resolved at the end of each month, therefore eliminating any uncertainty with respect to the price per advertising unit for each reporting period.

For in-app display advertisements, in-app offers, engagement advertisements and other advertisements, sales are generated once the users interact with the offering to a predefined step. The Company has no performance obligations that it needs to fulfill. Either the customer uses the in-app services or not.

XYO Name Service (xyoNS)

Revenue from sales of xyoNS usernames was recognized at the time of transaction when control of the service was transferred to the user. The service allows users to register human-readable usernames in place of blockchain wallet addresses within the xyOS ecosystem. Sales are processed through a self-service interface, and due to the digital and non-refundable nature of the product, no allowance for returns was recorded. For the year ended December 31, 2024, the Company recognized $5,574 in revenue related to xyoNS name registrations. The Company did not sell any xyoNS name registrations in 2023.

Cost of Sales

Cost of sales includes the cost of product, packaging, inbound freight, and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control, and warehousing are classified as general and administrative expenses. At times, the Company provides free products to its customers. These free products are recognized in cost of sales.

Research and Development Costs

Research and development costs are expensed as incurred. The Company's research and development (R&D) costs are mainly related to salaries and wages for its employees engaged in R&D activities. These activities involve the XYO Network, the Company’s data verification network and the COIN App. The R&D team's contributions include development of the XYO Network's architecture, protocols, and blockchain technology, as well as the COIN App's features, user experience, and gamification elements. The team members have various roles and responsibilities, reflecting their focus on different aspects of the projects. R&D expenses also included stock option expenses of $636,888 and $625,860 during the twelve months ended December 31, 2024 and 2023, respectively.

Online Advertising Costs

The Company mainly uses online advertising to market its products to customers. The main online advertising platforms that the Company used during the twelve months ended December 31, 2024 and 2023 were Facebook, Google and TikTok. The costs are expensed as incurred. Online advertising costs were $1,836,596 and $5,218,196 during the twelve months ended December 31, 2024 and 2023, respectively.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock Based Compensation

The Company accounts for stock-based compensation arrangements through the measurement and recognition of compensation expense for all option-based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting period of the grant. For all others, fair value is measured at each date on which vesting of the grant occurs. Forfeitures of stock options are accounted for as they occur.

The Company uses the Black-Scholes option valuation model to estimate the fair value of options and warrants at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions, including the risk-free interest rate, the expected volatility in the value of the Company’s common stock, and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, the share-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

Risk-free Interest Rate

The risk-free interest rate assumption is based on the zero-coupon U.S. Treasury instruments appropriate for the expected term of the stock option grants.

Expected Volatility

Due to limited historical data, the Company bases its volatility assumption on a combined weighted average derived from a peer group of similar-sized companies in the mobile app and geospatial sectors.

Expected Term

The expected term represents the period that options are expected to be outstanding. As the Company does not have sufficient historical experience for determining the expected term of the stock options awards granted, the expected life is determined using the simplified method, which is an average of the contractual terms of the option and its ordinary vesting period.

Dividend Yield

We have no history or expectation of paying cash dividends on our common stock, hence dividend yield is zero for all periods presented.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for the expected future tax benefit to be derived from tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized when the rate change is enacted. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company has adopted accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in its financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company’s tax returns are subject to examination by the Federal taxing authorities for a period of three years from the date they are filed and a period of four years for California taxing authorities. The years open for tax examinations are 2021 through 2024.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Going Concern

For the twelve months ended December 31, 2024, the Company recognized a net loss of $315,353. The Company was unable to cover its operational costs through sales of its products and services. Consequently, further investments will likely be necessary to continue the development of the XYO Network Layer One, realizing the commercial opportunities previously outlined, and to enhance the COIN App as well as to develop new services and applications. These investments The Company expects that such investment will aim to drive user acquisition, stimulate wider adoption of products and services across both B2B and B2C markets, and ultimately increase revenue streams from the COIN App and associated advertising, thereby enabling XY Labs to achieve operational break-even.

As a result, the Company may continue to incur operating losses in the near term while investing in the development and expansion of its Layer One blockchain and associated ecosystem. To support these efforts, the Company may seek to fund its operations through equity and/or debt financing or other sources, as it deems necessary. Additional capital may not be available on terms favorable to the Company, if at all, including due to general macroeconomic conditions or unforeseen factors. If the Company fails to raise capital or generate liquidity through the sale of its products, services, or token-based infrastructure, it will have a negative impact on its financial condition and its ability to pursue its business strategies.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern from the filing date of this Annual Report on Form 1-K. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This update enhances segment reporting by requiring public entities to disclose significant segment expenses and other segment items, even for entities with a single reportable segment. The amendments aim to provide investors with more detailed and decision-useful information about a public entity's reportable segments. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.

In December 2023, the FASB released ASU No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”). ASU 2023-08 aims to refine the accounting practices and disclosures associated with crypto assets. The update outlines the requirements for entities to measure and recognize crypto assets that meet certain criteria at market value measurements. The application of ASU 2023-08 results that crypto assets will be measured at fair value separately from other intangible assets in the Company’s financial statements. Additionally, the update introduces comprehensive disclosure requirements, including details on significant crypto asset holdings and their fair values.

This update becomes effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted, offering flexibility to entities in aligning with the new standards ahead of the mandatory implementation date. Management will apply the standard for its 2025 financial reporting.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This standard enhances transparency by requiring more detailed disclosures regarding income tax payments and effective tax rate reconciliations. The amendments aim to provide investors and stakeholders with clearer insights into the tax-related aspects of the entity's operations. The guidance is effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. Management will is evaluating the applicability and benefits of early adoption of this standard and determine if early application makes sense for the Company.

In November 2024, the FASB released ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). ASU 2024-03 mandates enhanced disclosure requirements for public business entities, specifically necessitating detailed disaggregation of certain expenses in the financial statement footnotes. The standard aims to enhance financial transparency and comparability among entities. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. Management is assessing the standard’s relevance and consider the potential advantages of early implementation.

Subsequent events

Management has evaluated events occurring after December 31, 2024, through the date on which these financial statements were available for issuance. The relevant subsequent events identified by management are outlined below. However, none of these events have an impact on the financial results for the year ended December 31, 2024, as presented in this filing.

Introduction of LayerOne and Dual-Token System: XY Labs announced the introduction of the XYO Layer One blockchain, an expansion of the XYO Network that features a dual-token functionality comprising the existing $XYO token and the newly announced $XL1 token in April 2025. The $XYO token continues to serve as the primary utility token within the ecosystem, while the $XL1 token operates as a gas token, facilitating transactions and smart contract operations on the XYO Layer One blockchain. This strategic initiative is intended to enhance operational capabilities, support network scalability, and enable broader application of the XYO Network technology. Management anticipates that the introduction of XYO Layer One blockchain will strengthen market position and facilitate new growth opportunities.

Shareholder Share Swap Agreement: In January 2025, Markus Levin completed a share swap transaction with a third party for a portion of his shares of Class A Common Stock of XY Labs and the Class A Common Stock. In connection with such transaction, XY Labs made certain customary representations to the counterparty regarding XY Labs.

Note 3 – Crypto Assets

The Company utilizes its proprietary utility token, XYO, along with other crypto assets as part of its regular business operations. The Company employs these assets to facilitate data verification, secure digital transactions, and maintain liquidity through decentralized crypto pools. As a result, the management and accounting of XYO and additional crypto assets are integral to the Company’s financial reporting and operational framework.

During the twelve months ended December 31, 2024, the Company recorded network transaction fees of a USD equivalent of $27,199, compared to $29,766 during the same period in 2023. Furthermore, crypto assets were used for COIN user redemptions. The related expenses were recognized at the carrying value of the crypto assets at the time of distribution, with total expenses recorded at $180,874 in 2024 compared to $268,131 in 2023. In addition, crypto assets were used to pay for services, with the total recorded amounts being $157,064 in 2024 and $54,816 in 2023. These transactions are recorded in accordance with the Company’s established accounting policies for crypto assets.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company also earned crypto pool fees of $377,718 in 2024, compared to $134,094 in 2023. These fees are recognized when accrued pool fees are withdrawn from decentralized liquidity pools, with values based on the market price of the crypto assets at the time of withdrawal.

In addition to these operational uses, the Company executed various transactions involving crypto assets. In 2024, it purchased crypto assets for an equivalent of $1,523,734 and sold crypto assets for $1,592 during that period. In 2023, the Company bought crypto assets for $184,850 and sold XYO tokens for an equivalent of $1,332,873. Exchanges between crypto assets are recorded at their carrying values, resulting in no profit or loss impact.

The Company also loaned crypto assets at a book value equivalent of $291,089 as of December 31, 2024—including allocations of XYO, ETH, USDC, and USDT tokens—whereas in 2023, it loaned crypto assets at an equivalent of $31,888 book value to third parties. XY Labs lends crypto assets to third-party market makers to enhance market liquidity and provide depth in token marketplaces. This activity supports price stability and trading volume for the tokens. The primary risk involves potential credit risk from the borrowers, although XY Labs relies on the credibility and market position of these counterparties to mitigate such risks. There are no collateral requirements from the borrowers. The loans are unsecured. XY Labs can call back the loans with a specified notice period, providing flexibility in managing its asset portfolio. The Company monitors the loans for impairment in case the market value of the crypto assets loaned falls below the recognized book value of the loan. No impairments related to crypto asset loans were recorded in 2024 and 2023, respectively.

During 2024, the Company received 180,000,000 XYO tokens from a third party as repayment for a crypto loan granted in 2022 with a book value of $0. Hence the Company also did not recognize and gain or increase in US dollar denominated assets related to repayment of the loan.

The Company made targeted crypto-based investments as well. In February 2023, it invested 4,370,629 XYO tokens into Natix GmbH, with these tokens recorded at a $0 cost basis. Later, in July 2024, the Company received 80,000,000 Natix tokens, with a market value at approximately $69,344 at the time of receipt, pursuant to an investment agreement with Natix. Since the investment into Natix was made through XYO token at a zero Dollar cost basis, the Natix tokens were also recorded at $0 in the financial statements through December 31, 2024.

Finally, the Company recorded an impairment charge of $489,230 in 2024, compared to $57,889 in 2023, when the fair value of crypto assets fell below their carrying values. This impairment was not reversed even if market prices increased subsequently. Conversely, when crypto assets are sold for USD or used to pay for services, a realized gain is recognized - amounting to $123,195 in 2024 and $1,375,684 in 2023.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company held the following crypto assets

As of December 31, 2024

	Units	Gross balance	Accumulated impairment charge	Net balance
XYO	662,930,279	$1,532,809	$473,938	$1,058,871
ETH	31	103,601	12,654	90,946
SPARKLET	615,391	16,342	–	16,342
BTC	0.06	3,512	112	3,399
USDC	23,656	6,667	–	6,667
SOL	15	177	–	177
USDT	595	169	–	169
		$1,663,276	$486,704	$1,176,571

As of December 31, 2023

	Units	Gross balance	Accumulated impairment charge	Net balance
XYO	836,218,173	$567,539	$248,354	$319,186
ETH	47	43,725	–	43,725
BTC	0.33	6,272	–	6,272
USDT	8,633.90	6,105	–	6,105
USDC	6,093	1,556	–	1,556
UNI	197	409	–	409
Other		3	–	3
		$625,609	$248,354	$377,255

The Company used published data on CoinCodex to determine the daily prices of the crypto assets it held in 2024 and 2023 to determine impairment expenses as well as to calculate book value of its crypto assets. The Company also uses a software as a service solution to track of Company related crypto transactions and uses transaction values as determined by the software at the transaction time and date.

Note 4 – Note Receivable

In August 2022, the Company issued an unsecured note receivable to SeriesX.net, Inc., the owner of Vertalo Inc., the Company’s transfer agent, in the amount of $100,000. The note became due and payable on August 5, 2023. The note accrued interest at 5% APY for the first six months post-issuance and at 20% APY for the seventh through twelfth months post-issuance. The loan balance of $100,000 plus accrued interest of $7,621 was paid in full in May 2023.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Property and Equipment

Property and equipment consisted of the following

	As of
	December 31,	December 31,
	2024	2023
Computer equipment	$207,178	$231,767
Office equipment	65,221	65,221
Furniture and fixtures	74,202	74,202
	346,601	371,189
Less accumulated depreciation	(314,379)	(302,893)
Property and equipment, net	$32,221	$68,296

Depreciation expense related to property and equipment was $26,607 and $43,468 during the twelve months ended December 31, 2024 and 2023, respectively.

Note 6 – Other Current Liabilities

Other current liabilities consisted of the following

	As of
	December 31,	December 31,
	2024	2023
Sales returns and allowances	$25,195	$40,492
Accrued COIN liability	2,714,207	3,060,330
Total	$2,739,402	$3,100,823

Note 7 – Stock Based Compensation

In June 2016, the Company adopted the 2016 Equity Incentive Plan (as amended as of the date hereof, the “2016 Equity Incentive Plan”) and authorized the issuance of options for up to 3,025,900 shares of the Company’s Class A Common Stock that may be granted to directors, employees, and key consultants thereunder. In March 2018, the Company approved an amendment to the 2016 Equity Incentive Plan, increasing the aggregate number of shares of Class A Common Stock reserved for issuance thereunder to 25,000,000. In January 2023, the Company approved an amendment to the 2016 Equity Incentive Plan, further increasing the aggregate number of shares of Class A Common Stock reserved for issuance thereunder to 45,000,000, all of which are issuable as stock options. The stock options granted under the 2016 Equity Incentive Plan are exercised at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commence date with the remainder vesting monthly for three years. Stock options generally have a term of 10 years.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the stock option activity

	Number of Shares	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Terms (Years)
Outstanding at December 31, 2022	17,369,552	0.63	7.33
Granted	2,565,000	0.66
Forfeited	(10,714)	1.13
Outstanding at December 31, 2023	19,923,838	0.75	6.74
Granted	1,572,500	0.28
Outstanding at December 31, 2024	21,496,338	0.72	6.50
Exercisable at December 31, 2024	17,456,977	0.73
Total unvested or expected to vest	4,039,362	0.65

The following table summarizes unvested stock options

	Number of Shares	Fair Value Per Share on Grant Date ($)
Non-vested at December 31, 2022	4,658,692	0.00 - 5.90
Granted	2,565,000	0.62
Vested	(2,279,777)	0.00 - 0.80
Forfeited	(10,714)	0.80 - 0.80
Non-vested at December 31, 2023	4,933,200	0.00 - 5.90
Granted	1,572,500	0.16 - 0.20
Vested	(2,466,338)	0.00 - 0.80
Non-vested at December 31, 2024	4,039,362	0.00 - 5.90

Total stock-based compensation related to the issuance of stock options exercisable for shares of Class A Common Stock was $1,319,535 and $1,315,646 during the twelve months ended December 31, 2024 and 2023, respectively.

The following table summarizes the assumptions used by the Company for calculating the fair value of the stock options using the Black-Scholes valuation model

	December 31,	December 31,
	2024	2023
Stock Option assumptions:
Risk-free interest rate	3.67% - 4.08%	4.49%
Expected volatility of Common Stock	112%	159%
Dividend yield	0%	0%
Expected term (in years)	6.25	6.25

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 - XYO Proxy Token Plan

On July 31, 2018, the Company adopted the 2018 Proxy Token Plan pursuant to which proxy token awards (“Proxy Tokens”) may be authorized and granted to the Company’s executive officers, directors, employees, and key consultants. The value of the Proxy Tokens is tied to the value of the Company’s native XYO Token at the time of vesting, and the Proxy Tokens vest pursuant to a vesting schedule as determined by the Board. Payments made in respect of vested Proxy Tokens will be made, as determined by the Board, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens.

The table below shows the Proxy Tokens issued and vested During the twelve months ended December 31, 2024 and the twelve months ended December 31, 2023

	Number of Proxy Tokens	Weighted Average Exercise Price
Outstanding at December 31, 2022	130,586,887	$0.0794
Granted	132,000,000	0.0055
Forfeited	(329,670)	0.1000
Outstanding at December 31, 2023	262,257,217	$0.0422
Granted	12,000,000	0.0047
Exercised	(6,000,000)	0.0050
Forfeited	(7,420,000)	0.0064
Outstanding at December 31, 2024	260,837,217	$0.0423
Exercisable at December 31, 2024	165,339,812	$0.0491
Total vested or expected to vest	95,497,405	$0.0307

The proxy tokens are tied to an internally developed intangible asset, the XYO Token, and therefore no value has been ascribed to them. As of December 31, 2024 and December 31, 2023, respectively, the Company recognized no provisional liability from the Proxy Token Plan.

Note 9 - XYO Warrants

In 2019, the Company issued XYO Token warrants to consultants. The warrants enable the holders thereof to purchase XYO Tokens at a fixed price for up to 10 years. These warrants were deemed to be a form of additional compensation and an obligation, rather than equity, however, as the warrants are tied to an internally developed intangible asset, the XYO Token. Therefore, no value has been ascribed to them. As of December 31, 2024 and December 31, 2023, the Company recognized no provisional liability from the XYO Warrants granted. The Company had 9 and 10 outstanding warrants for a total of 218,387,376 and 312,387,376 XYO tokens as of December 31, 2024 and December 31, 2023, respectively. The Company paid out 71,201,431 XYO tokens under the XYO warrant plan and recognized related expenses of $32,031 during the twelve months ended December 31, 2024.

Note 10 – Right of use asset and Lease liability

The Company uses Accounting Standards Codification 842 – Leases (“ASC 842”) effective January 1, 2019. The Company determines if an arrangement is or contains a lease at inception by assessing whether the arrangement contains an identified asset and whether we have the right to control the identified asset.

Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. Right of use assets are based on the measurement of the lease liability and also include any lease payments made prior to or on lease commencement and exclude lease incentives and initial direct costs incurred, as applicable.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In addition, the Company has chosen, as an accounting policy election by class of underlying asset, not to separate non-lease components from the associated lease for all its leased asset classes. The Company determined to treat lease costs with an original maturity of less than one year as short-term lease costs and did not record a right-of-use asset or related lease liability for these leases but rather continued to record rent expense for the twelve months ended December 31, 2024 and 2023, respectively. The Company was not a party to any lease agreements with a maturity of shorter than one year in the twelve months ended December 31, 2024 and 2023.

The Company did not extend its lease for its office and warehouse location at 1405 30th St, Suite A, San Diego, California 92154, and the lease ended as of June 30, 2024. Therefore, the Company did not no longer recognize a right to use asset or lease liability in connection to this lease as of December 31, 2024.

Effective July 1, 2024, the Company entered into a new three-year lease agreement expiring June 30, 2027, for office space at 740 13th Street #224, San Diego, California 92101.The lease provides no explicit renewal or extension options.

The lease contains certain variable costs, including common area maintenance (CAM), utilities, insurance, property taxes, and certain capital improvements allocated over the lease term. Variable rent costs were $6,982 and $11,321 in the twelve months ended December 31, 2024 and 2023, respectively.

As of July 1, 2024, the Company recognized a right-of-use asset and corresponding lease liability of $135,605 in connection with this lease.

Operating lease right of use assets and operating lease liabilities relating to the operating leases reported are as follows

	As of
	December 31,	December 31,
	2024	2023
Right of use asset	$113,005	$40,570
Lease liability	$(113,869)	$(42,354)

The weighted average discount rate used to calculate the carrying value of the right of use asset and lease liability for location 1405 30th St, Suite A, San Diego, California 92154 lease was 6.8% as this was consistent with the Company’s incremental borrowing rate at lease initiation. The remaining right-of-use asset and lease liability expired on June 30, 2024.

The weighted average discount rate used to calculate the carrying value of the right of use asset and lease liability for the 740 13th Street #224, San Diego, California 92101 lease was 14.4%, consistent with the Company’s current incremental borrowing rate at lease initiation.

The Company recorded amortization expenses for the right of use asset of $63,170 and $81,140 for twelve months ended December 30, 2024 and 2023, respectively.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following tables shows the maturity structure of the lease liability and present value discount

Year ending December 31,	Amount
2025	$49,585
2026	51,475
2027	31,780
Total Lease Payments	132,840
Less: Present Value Discount	(18,971)
Lease Liability as of December 31, 2024	$113,869
Current	$44,420
Long-term	$69,449

The weighted average remaining lease term was approximately 2.5 years as of December 31, 2024.

Note 11 – Stock Issuance and Stocks Payable

In the years ended December 31, 2019, and 2018, the Company received proceeds from the sale of certain shares of its Class A Common Stock. For some of these sales, the Company did not receive the necessary paperwork from the stock purchasers and had in turn not surrendered documentation to its transfer agent nor issued shares as of each respective year end. In connection with the receipt of proceeds from such sales, the Company had recognized $1,391,760 and $1,392,760 in shares of Class A Common Stock payable as an obligation on the consolidated balance sheets as of December 31, 2024 and December 31, 2023, respectively. The reduction year-over-year was as a result of 125 shares of Class A Common Stock being converted from stock payable to additional paid in capital.

Note 12 – Note Payable

Disaster Loan – In April 2020, the Company received an Economic Injury Disaster Loan (“EIDL”) and an Emergency Grant from the Small Business Administration authorized under the Coronavirus Aid, Relief, and Economic Security Act. The Company received funds in the amount of $498,281 in April 2020. EIDL proceeds may be used to cover a wide array of working capital and normal operating expenses, such as continuation to health care benefits, rent, utilities, and fixed debt payments. As of December 31, 2024 and December 31, 2023, the Company had $475,321 and $487,624 outstanding on the EIDL loan, respectively. The EIDL accrues interest at 3.75% per annum and matures 30 years after the grant date with interest payments starting twelve months after the issuance date of the EIDL. The Company recognized interest expense related to the EIDL of $18,670 and $18,588 for the twelve months ended December 31, 2024 and 2023, respectively.

The following table shows the maturity for the next five years and thereafter

Year ending December 31,	Amount
2025	$11,684
2026	12,277
2027	12,892
2028	13,530
2029	14,193
Thereafter	410,746
$475,321

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 13 - Litigation

As of each of December 31, 2024 and December 31, 2023, the Company had not accounted for any litigation provisions.

Note 14 – Stockholders’ Deficit

Stockholders’ Deficit

The Company has authorized the issuance of 160,000,000 shares of capital stock, consisting of 90,000,000 shares of Class A Common Stock, $0.0001 par value per share, 40,000,000 shares of Class B Common Stock, $0.0001 par value per share, and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Holders of Class A Common Stock and Class B Common Stock have identical rights, including liquidation preferences, except that the holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted for a stockholder vote.

The Company converted 125 shares payable, or $1,000, to equity during the twelve months ended December 31, 2024 and 575 shares payable, or $4,600, to equity during the twelve months ended December 31, 2023.

During the year ended December 31, 2024, 442,896 of Class B Common Stock were converted to 442,896 Class A Common Stock.

Public Offering

The Company did not sell any shares of Class A Common Stock during the twelve months ended December 31, 2024 and 2023.

Note 15 – Related Party Transactions

There were no related party transactions during the twelve months ended December 31, 2023.

In the year ended December 31, 2024, Mr. Trouw completed a share swap transaction with a third party for portion of his shares of XY Labs’ Class A Common Stock. In connection with such transaction, XY Labs made certain customary representations to the counterparty regarding XY Labs and the Class A Common Stock.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Income Taxes

Income Tax expenses are calculated as follows

	As of
	December 31,	December 31,
	2024	2023
Current
Federal	$(8,816)	$70,000
State	20,538	1,451
	$11,722	$71,451
Deferred
Federal	$715,192	$55,839
State	27,405	(1,589)
Change in valuation allowance	(742,597)	(54,251)
	$–	$–
Income tax expense	$11,722	$71,451

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows

	As of
	December 31,	December 31,
	2024	2023
Federal income tax expense at statutory rate	$(68,009)	$(480,557)
State income tax (net of federal benefit)	43,630	(146,934)
Permanent differences	1,056,906	482,198
Effect of federal research credits	–	302,139
True-up	(278,208)	(139,647)
Change in valuation allowance	(742,597)	54,251
Total	$11,722	$71,451

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets are comprised of the following

	As of
	December 31,	December 31,
	2024	2023
Deferred Tax Assets/(Liabilities)
Share-Based Compensation	$1,391,941	$1,097,761
Capitalized Research & Development Expenses	1,131,838	745,569
Other Timing Differences	(39,271)	(18,667)
Net Operating Loss Carryforwards	1,907,297	3,088,020
Tax Credit Carryforwards	509,408	731,128
Total deferred assets	4,901,214	5,643,811
Less valuation allowance	(4,901,214)	(5,643,811)
Total	$–	$–

As of December 31, 2024, the Company had Federal net operating loss carryforwards for income tax purposes of approximately $4.3 million, which can be carried forward indefinitely. State net operating loss carryforwards of approximately $1.0 million expire between the years 2037-2045.

XY Labs, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period more than 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financing since May 2016 which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code or could result in a change in control in the future.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2024 and December 31, 2023, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s consolidated statements of operations.

Item 4. EXHIBITS

Exhibit Number	Description

2.1	Certificate of Incorporation of the Company (previously filed as Exhibit 2.1 to the Preliminary Offering Circular filed by the Company on June 17, 2016)

2.2	Certificate of Amendment of Certificate of Incorporation of the Company, dated November 2, 2018 (previously filed as Exhibit 2.2 to the Form 1-A filed by the Company on December 10, 2018)

2.3	Certificate of Amendment of Certificate of Incorporation of the Company, dated May 3, 2021 (previously filed as Exhibit 2.3 to the Form 1-K filed by the Company on September 28, 2021)

2.4	Certificate of Amendment to Certificate of Incorporation of the Company, dated January 18, 2023 (previously filed as Exhibit 2.1 to the Current Report on Form 1-U filed by the Company on February 6, 2023)

2.5	Amended and Restated Bylaws of the Company, as currently in effect (previously filed as Exhibit 2.5 to the Form 1-SA filed by the Company on September 30, 2024)

6.1	2016 Equity Incentive Plan, as amended (previously filed as Exhibit 6.1 to the Form 1-SA filed by the Company on September 30, 2024))

11.1	Consent of PKF San Diego, LLP

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY Labs, Inc.
By:	/s/ Arie Trouw
Name:	Arie Trouw
Title:	Chairman and Chief Executive Officer
Date:	April 30, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arie Trouw	Chairman and Chief Executive Officer	April 30, 2025
Arie Trouw	(Principal executive officer and principal financial officer)

/s/ Jordan Trouw	Director	April 30, 2025
Jordan Trouw

/s/ Gilbert Trill	Director	April 30, 2025
Gilbert Trill